TANK SPORTS

        10925 Schmidt Rd., El Monte, CA 91733                  Tel: (626) 350-4039 Fax: (626) 442-8706

April 21, 2006

Securities Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Tank Sports, Inc. Registration Statement on Form SB-2 File No. 333-129910

Dear Mr. Riedler:

We hereby request an accelerated effective date of Tuesday, 10:00am Eastern Standard Time, on April 25, 2006 in connection with our Form SB-2 as amended originally filed on November 23, 2005, SEC File Number 333-129910. Please call our attorney Mr. William O’Neal if you have any question.

Sincerely, /s/ Jing Jing Long Jing Jing Long President

CC: Mr. Frank Wyman

Mr. William O’Neal